October 19, 2018

Securities & Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, DC 20549
Re:	Northern Lights Fund Trust III, File Nos. 333-204808 and 811-23066

Dear Sir or Madam:

On behalf of Northern Lights Fund Trust IV, a registered investment company (the “Trust”), we hereby submit via electronic filing Post-Effective Amendment No. 118 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose of this filing is to register shares for public offering of the Anchor Tactical World Strategies Fund.

If you have any questions, please contact JoAnn Strasser at (614) 469-3265 or me at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

Philip.Sineneng@ThompsonHine.com Direct: 614. 469.3217